UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.__)

Under the Securities Exchange Act of 1934

AMC ENTERTAINMENT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00165C302

(CUSIP Number)

July 22, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Capital Management, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 17,605,138 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,605,138 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 17,605,138 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 4.6% (2)
12		Type of Reporting Person PN

(1) Includes 17,605,138 shares of common stock (“Common Stock”) of AMC Entertainment Holdings, Inc. (the “Issuer”) issuable upon conversion of the 6.00%/8.00% Cash/PIK Toggle Senior Secured Exchangeable Notes due 2030 (“Convertible Notes”) directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick CAV Master, LP, Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 378,960,093 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 17,605,138 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by the Reporting Persons.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Capital Management, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 17,605,138 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,605,138 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 17,605,138 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 4.6% (2)
12		Type of Reporting Person OO

(1) Includes 17,605,138 shares of Common Stock of the Issuer issuable upon conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick CAV Master, LP, Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 378,960,093 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 17,605,138 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by the Reporting Persons.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Jason Mudrick
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 17,605,138 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,605,138 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 17,605,138 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 4.6% (2)
12		Type of Reporting Person IN

(1) Includes 17,605,138 shares of Common Stock of the Issuer issuable upon conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick CAV Master, LP, Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 378,960,093 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 17,605,138 shares of Common Stock issuable upon conversion of Convertible Notes beneficially owned by the Reporting Persons.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity Fund Global, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,320,369 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,320,369 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 3,320,369 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.9% (2)
12		Type of Reporting Person PN

(1) Includes 3,320,369 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P. (“Global LP”). Mudrick GP, LLC (“Mudrick GP”) is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. Mudrick Capital Management, L.P. (“MCM”) is the investment manager to Global LP. Mudrick Capital Management, LLC (“MCM GP”) is the general partner of MCM. Mr. Mudrick is the sole member of Mudrick GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Mudrick GP may be deemed to beneficially own the securities held directly by Global LP.

(2) Based on 364,675,324 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 3,320,369 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Global LP.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick GP, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,320,369 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,320,369 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 3,320,369 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.9% (2)
12		Type of Reporting Person OO

(1) Includes securities directly held by Global LP. Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. MCM is the investment manager to Global LP. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Mudrick GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Mudrick GP may be deemed to beneficially own the securities held directly by Global LP.

(2) Based on 364,675,324 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 3,320,369 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Global LP.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity Drawdown Fund II, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,276,840 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,276,840 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 4,276,840 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 1.2% (2)
12		Type of Reporting Person PN

(1) Includes 4,276,840 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. (“Drawdown II”). Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (“Drawdown II GP”) is the general partner of Drawdown II and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II. MCM is the investment manager to Drawdown II. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Drawdown II GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Drawdown II GP may be deemed to beneficially own the securities held directly by Drawdown II.

(2) Based on 365,631,795 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 4,276,840 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Drawdown II.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick CAV Master, LP
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,284,388(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,284,388 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,284,388(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.4% (2)
12		Type of Reporting Person PN

(1) Includes 1,284,388 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Mudrick CAV Master, LP. (“Mudrick CAV”). MCM is the investment manager to Mudrick CAV. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Mudrick CAV.

(2) Based on 362,639,343 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 1,284,388shares of Common Stock issuable upon conversion of Convertible Notes directly held by Mudrick CAV.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,033,950 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,033,950 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,950 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.3% (2)
12		Type of Reporting Person PN

(1) Includes 1,033,950 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (“DISL”). Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (“DISL GP”) is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. MCM is the investment manager to DISL. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and DISL GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and DISL GP may be deemed to beneficially own the securities held directly by DISL.

(2) Based on 362,388,905 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 1,033,950 shares of Common Stock issuable upon conversion of Convertible Notes directly held by DISL.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,033,950 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,033,950 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,950 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.3% (2)
12		Type of Reporting Person OO

(1) Includes securities directly held by DISL. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. MCM is the investment manager to DISL. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and DISL GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and DISL GP may be deemed to beneficially own the securities held directly by DISL.

(2) Based on 362,388,905 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 1,033,950 shares of Common Stock issuable upon conversion of Convertible Notes directly held by DISL.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity SIF Master Fund, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 851,993 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 851,993 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 851,993 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.2% (2)
12		Type of Reporting Person PN

(1) Includes 851,993 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P. (“SIF”). Mudrick Distressed Opportunity SIF GP, LLC (“SIF GP”) is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MCM is the investment manager to SIF. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and SIF GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and SIF GP may be deemed to beneficially own the securities held directly by SIF.

(2) Based on 362,206,948 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 851,993 shares of Common Stock issuable upon conversion of Convertible Notes directly held by SIF.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 421,286 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 421,286 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 421,286 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.1% (2)
12		Type of Reporting Person PN

(1) Includes 421,286 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (“Drawdown II SC”). Drawdown II GP is the general partner of Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II SC. MCM is the investment manager to Drawdown II SC. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Drawdown II GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Drawdown II GP may be deemed to beneficially own the securities held directly by Drawdown II SC.

(2) Based on 361,776,241 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 421,286 shares of Common Stock issuable upon conversion of Convertible Notes directly held by Drawdown II SC.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,698,126 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,698,126 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 4,698,126 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 1.3% (2)
12		Type of Reporting Person OO

(1) Includes securities directly held by Drawdown II and Drawdown II SC. Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. MCM is the investment manager to Drawdown II and Drawdown II SC. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Drawdown II GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Drawdown II GP may be deemed to beneficially own the securities held directly by Drawdown II and Drawdown II SC.

(2) Based on 366,053,081, shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 4,698,126 shares of Common Stock issuable upon conversion of Convertible Notes, in each case, directly held collectively by Drawdown II and Drawdown II SC.

CUSIP No. 00165C302		Schedule 13G
1		Names of Reporting Persons Mudrick Distressed Opportunity SIF GP, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 851,993 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 851,993 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 851,993 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 0.2% (2)
12		Type of Reporting Person OO

(1) Includes securities directly held by SIF. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MCM is the investment manager to SIF. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and SIF GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and SIF GP may be deemed to beneficially own the securities held directly by SIF.

(2) Based on 362,206,948 shares of Common Stock outstanding, which includes (i) 361,354,955 shares of Common Stock outstanding as of July 22, 2024, according to the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on July 22, 2024, and (ii) 851,993 shares of Common Stock issuable upon conversion of Convertible Notes directly held by SIF.

Item 1(a).	Name of Issuer:

AMC Entertainment Holdings, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One AMC Way, 11500 Ash Street, Leawood, KS 66211

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Mudrick Capital Management, L.P. (“MCM”), Mudrick Capital Management, LLC (“MCM GP”), Jason Mudrick, Mudrick Distressed Opportunity Fund Global, L.P. (“Global LP”), Mudrick Distressed Opportunity Drawdown Fund II, L.P. (“Drawdown II”), Mudrick CAV Master, LP (“Mudrick CAV”), Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (“Drawdown II SC”), Mudrick GP, LLC (“Mudrick GP”), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (“Drawdown II GP”), Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (“DISL”), Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (“DISL GP”), Mudrick Distressed Opportunity SIF Master Fund, L.P. (“SIF”), and Mudrick Distressed Opportunity SIF GP, LLC (“SIF GP”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MCM is the investment manager to Drawdown II, Global LP, Drawdown II SC, DISL, SIF, Mudrick CAV and certain managed accounts. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown II GP, MCM GP, DISL GP, SIF GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Global LP, Drawdown II, Drawdown II SC, DISL, SIF, Mudrick CAV and certain managed accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities directly held by any other Reporting Person except to the extent of such entity or individual’s pecuniary interest therein, if any.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

See responses to Item 4 of the Cover Page for each Reporting Person, which is incorporated herein by reference.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share, of the Issuer (“Common Stock”).

Item 2(e).	CUSIP Number:

00165C302

Item 3.	Not applicable.

Item 4(a).	Ownership

See Cover Page Item 9 for each Reporting Person and Item 2(a), incorporated herein by reference. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly held by such Reporting Person except to the extent of his or its pecuniary interest therein, if any.

Item 4(b):	Percent of Class:

See Cover Page Item 11 and related footnote for each Reporting Person, incorporated herein by reference.

Item 4(c):	Number of Shares of Which Such Person Has:

(i) Sole power to vote or direct the vote:

See Cover Page Item 5 for each Reporting Person, incorporated herein by reference.

(ii) Shared power to vote or direct the vote:

See Cover Page Item 6 for each Reporting Person, incorporated herein by reference.

(iii) Sole power to dispose or direct the disposition of:

See Cover Page Item 7 for each Reporting Person, incorporated herein by reference.

(iv) Shared power to dispose or direct the disposition of:

See Cover Page Item 8 for each Reporting Person, incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Since its acquisition of the Convertible Notes, MCM, MCM GP and Jason Mudrick have, under their discretionary authority, disposed of shares underlying some of its Convertible Notes previously held, with the resulting position being less than five percent.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See Cover Page Item 11 and related footnote for MCM, MCM GP and Jason Mudrick, incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1 to this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

/s/ Jason Mudrick
JASON MUDRICK

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAV MASTER, LP

By:	Mudrick Capital Management, L.P., its Investment Manager

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II SC, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P.

By:	Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P.

By:	Mudrick Distressed Opportunity SIF GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

EXHIBIT INDEX

Exhibit No.	Name

1	Joint Filing Agreement